FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item
1	Letter to the Buenos Aires Stock Exchange, dated March 27, 2008 regarding the General Ordinary and Extraordinary Shareholders’ Meeting of YPF S.A. to be held on April 24, 2008

Translation

Item 1

Buenos Aires, March 27, 2008

To the

Buenos Aires Stock Exchange

Ref.: General Ordinary and Extraordinary

Shareholders’ Meeting of YPF S.A. to be

held on April 24, 2008

The purpose of this letter is to comply with section 74 of the Regulation of the Buenos Aires Stock Exchange.

Accordingly, we enclose the following information:

1)	A copy of the relevant part of the minutes of the Board of Directors meeting held on March 26, 2008, calling to the General Ordinary and Extraordinary Shareholders’ Meeting to be held on April 24, 2008 at 11:00 a.m.

2)	Call notice to be published in the daily Gazette of the Buenos Aires Stock Exchange.

3)	Proposed amendment to section 7 subsection d) of the By-laws of YPF S.A.

Very truly yours,

Walter Forwood
Chief Financial Officer

Translation

YPF Sociedad Anónima

CALL NOTICE

The Shareholders are hereby called to a General Ordinary and Extraordinary Shareholders’ Meeting to be held on April 24, 2008, at 11:00 a.m., in the Main Offices located at Avda. Pte. Roque Sáenz Peña 777, City of Buenos Aires, to submit the consideration as follows:

AGENDA:

1.	Appointment of two Shareholders to sign the Minutes of the Meeting.

2.	Submit for consideration the Annual Report, Inventory, Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity and Statement of Cash Flow, with their notes, charts, exhibits and related documents, and the Report of the Supervisory Committee, corresponding to Fiscal Year Nº 31 began on January 1, 2007 and ended on December 31, 2007.

3.	Approval of the management of the Board of Directors and the Supervisory Committee during the fiscal year began on January 1, 2007 and ended on December 31, 2007.

4.	Use of profits accumulated as of December 31, 2007. Declaration of dividends.

5.	Remuneration of the Board of Directors for the fiscal year ended on December 31, 2007.

6.	Remuneration of the Supervisory Committee for the fiscal year ended on December 31, 2007.

7.	Appointment of one regular and one alternate director for Class A shares.

8.	Appointment of one regular member of the Supervisory Committee and one alternate member for Class A and two regular and two alternate ones for Class D shares.

9.	To fix the fees to be received by the directors and members of the Supervisory Committee during the fiscal year began on January 1, 2008.

10.	Remuneration of the Independent Auditor for the fiscal year ended on December 31, 2007. Appointment of the Independent Auditor who shall report on the annual accounting documentation as of December 31, 2008 and to fix his remuneration.

11.	Amendment of section 7 subsection d) of the By-Laws.

Translation

NOTES: 1) The Shareholders are reminded that the Register of Book-entry Shares of the Corporation is kept by Caja de Valores S.A., with domicile at 25 de mayo 362, City of Buenos Aires. Therefore, under section 238 of the Law No. 19,550, in order to attend the meeting they must obtain a certificate of the account of book-entry shares issued for the purpose by Caja de Valores S.A., and submit the certificate for registration in the Register of Attendance to Meetings, at the corporate offices at Avenida Presidente Roque Sáenz Peña 777, City of Buenos Aires, on business days from 10:00 a.m. to 1:00 p.m. and from 3:00 p.m. to 5:00 p.m., up to April 18, 2008 inclusive. The Corporation will provide the shareholders with the receipt certificates that will enable them to enter the Meeting.

2) The shareholders who are entities organized abroad are reminded that, under Resolution 7/2005 by the Superintendency of Corporations (Inspección General de Justicia), in order to attend the Meeting they must comply with section 123 of the Law No. 19,550. Likewise, under Resolution No. 465/04 by the securities authority Comisión Nacional de Valores, at the time of informing the attendance and of the actual attendance, they must demonstrate, with respect to the holders of shares and their representative, respectively, the following details: name, surname and identity document; or corporate name and registration details, as the case may be, and the other details specified in such provision.

3) In order to consider the Agenda, the Shareholders of all classes of shares must exercise their voting rights by voting jointly, except for the review of items 7 and 8.

4) Under section 11 subsection c) paragraph ii) of YPF S.A. By-laws, regular and alternate for Class D will be selected by the shares in classes B, C and D as members of a single class.

5) For the review of item 11 of the Agenda, the Meeting will be Extraordinary.

6) The Shareholders are required to attend at the location designated General Meeting at least 15 minutes earlier than the time indicated above, in order to facilitate accreditation and registration of attendance. No accreditations will be accepted outside the stated time.

The Board of Directors.

Sebastian Eskenazi, Executive Vice-president of YPF S.A., selected as Director under Minutes of Meeting No 31 and Executive Vice-president under Board Minutes No. 279, both of March 7, 2008.

Translation

CURRENT WORDING

Section 7 subsection d) - Transfer of stock

Takeover: If the terms of subsections e) and f) hereof are not complied with, it shall be forbidden to acquire shares or securities of the Corporation, whether directly or indirectly, by any means or instrument, (including within the meaning of the term “securities”, but without limitation, debentures, corporate bonds and stock coupons) convertible into shares when, as a consequence of such acquisition, the purchaser becomes the holder of, or exercises the control of, class D shares of stock of the Corporation which, in addition to his prior holdings of such class (if any) represent, in the aggregate, FIFTEEN PER CENT (15%) or more of the capital stock, or TWENTY PER CENT (20%) or more of the outstanding class D shares of stock, if the shares that represent such TWENTY PER CENT (20%) constitute, at the same time, less than FIFTEEN PER CENT (15%) of the capital stock.

Notwithstanding the foregoing, acquisitions by the holder or the person exercising the control of shares representing more than FIFTY PER CENT (50%) of the capital stock shall be excluded from the provisions of subsections e) and f) hereof.

Acquisitions referred to in this subsection d) are called “Takeovers”.

Translation

DRAFT FOR AMENDMENT OF BYLAWS

Section 7 subsection d) - Transfer of stock

Takeover: If the terms of subsections e) and f) of this section are not complied with, it shall be forbidden to acquire shares or securities of the Corporation, whether directly or indirectly, by any means or instrument, (including within the meaning of the term “securities”, but without limitation, debentures, corporate bonds and stock coupons) convertible into shares when, as a consequence of such acquisition, the purchaser becomes the holder of, or exercises the control of, class D shares of stock of the Corporation which, in addition to his prior holdings of such class (if any) represent, in the aggregate, FIFTEEN PER CENT (15%) or more of the capital stock, or TWENTY PER CENT (20%) or more of the outstanding class D shares of stock, if the shares that represent such TWENTY PER CENT (20%) constitute, at the same time, less than FIFTEEN PER CENT (15%) of the capital stock

Notwithstanding the foregoing, (i) acquisitions by the holder or the person exercising the control of shares representing more than FIFTY PER CENT (50%) of the capital stock shall be excluded from the provisions of subsections e) and f) of this section, and (ii) any subsequent acquisitions by any holder or the person exercising the control of shares representing FIFTEEN PERCENT (15%) or more of the capital stock, or TWENTY PERCENT (20%) or more of outstanding Class D shares, if the shares representing such TWENTY PERCENT (20%) constitute, at the same time, less than FIFTEEN PERCENT (15%) of the capital stock, provided the shares the purchaser already holds or becomes a holder of (including the shares it held prior to the acquisition and those it acquired by virtue thereof) do not exceed FIFTY PERCENT (50%) of the capital stock, shall be excluded from the provisions of subsection e) paragraph (ii) and subsection f) of this section.

Acquisitions referred to in this subsection d) are called “Takeovers”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 28, 2008	By:	/s/ Walter Cristian Forwood
	Name:	Walter Cristian Forwood
	Title:	Chief Financial Officer